FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

February 06, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

Wimm-Bill-Dann Foods OJSC informs of that its shareholder — David Iakobachvili increased  his beneficial ownership in the chartered capital of WBD Foods by 0,0636%* up to 10,3636%** comprised of:

- 8,5336% ordinary shares, 6,17% of them are in his direct ownership (on the accounts of Mr. Iakobachvili)

- 1,83% of GDRs.

* shares were acquired by and on behalf D. Iakobachvili and are under the management and on accounts of the third party.

** the ownership includes the ordinary shares that were granted as the short-term loan, retaining Mr. Iakobachvili’s right of beneficial ownership in respect of these shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov

Name:	Dmitry A. Anisimov

Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      February 06, 2008